Exhibit No. 3

BASSETT FURNITURE INDUSTRIES, INCORPORATED

Board of Directors
July 11, 2012

Amendment of Bylaws

RESOLVED: that the first sentence of Article II, Section 1 of the Bylaws is hereby amended to read in its entirety as follows:

“The annual meeting of the Shareholders shall be held on the ~~last Tuesday of February of each year and the hour~~fifteenth (15th) Wednesday following the end of each fiscal year of the Corporation or on such other date as the Board of Directors shall determine, and the time shall be set by the Chairman of the Board or by the President, for the purpose of electing Directors and for the transaction of such other business as may properly come before the meeting.”